EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Aqua Metals, Inc. of our report dated March 28, 2024, with respect to the consolidated financial statements of Aqua Metals, Inc., included in the Annual Report on Form 10-K of Aqua Metals, Inc. for the year ended December 31, 2023. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Aqua Metals Inc.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Forvis Mazars, LLP

New York, New York

August 14, 2024